UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

KINETIK HOLDINGS INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

02215L209

(CUSIP Number)

Ben C. Rodgers

One Post Oak Central

2000 Post Oak Boulevard, Suite 100

Houston, Texas 77056-4400

(713) 296-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Troy L. Harder

Bracewell LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002

December 14, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 02215L209

1.	Names of Reporting Persons: APA Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 13,079,871
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 13,079,871
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,079,871
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.9% (1)
14.	Type of Reporting Person (See Instructions): CO

(1)	Based on 57,096,538 shares of Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), of Kinetik Holdings Inc. (the “Issuer”) outstanding as of December 8, 2023.

CUSIP No. 02215L209

1.	Names of Reporting Persons: Apache Midstream LLC(1)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 13,079,871
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 13,079,871
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,079,871
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.9% (2)
14.	Type of Reporting Person (See Instructions): OO

(1)

Apache Midstream LLC, a Delaware limited liability company (“Apache Midstream” and, together with APA Corporation, a Delaware corporation, the “Reporting Persons”), is a wholly owned subsidiary of APA Corporation, and APA Corporation controls Apache Midstream.

(2)	Based on 57,096,538 shares of Class A Common Stock outstanding as of December 8, 2023.

CUSIP No. 02215L209

Explanatory Note

This Amendment No. 7 to Schedule 13D amends and supplements the information set forth in Schedule 13D filed by Apache Corporation and Apache Midstream with the United States Securities and Exchange Commission (the “SEC”) on December 10, 2018 and subsequently amended by Amendment No. 1 filed on March 11, 2019, Amendment No. 2 filed on November 10, 2021, Amendment No. 3 filed on March 15, 2022, Amendment No. 4 filed on August 18, 2022, Amendment No. 5 filed on February 21, 2023, and Amendment No. 6 filed on August 18, 2023 (as so amended, the “Schedule 13D”).

Except as set forth herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

Pursuant to the terms of the DRIP Agreement and the Mandatory DRIP, the Reporting Persons participated in the dividend reinvestment plan of the Issuer and had 100% of their applicable cash dividends or distributions reinvested in shares of Class A Common Stock of the Issuer as follows on November 22, 2023:

Name of Reporting Person	Amount reinvested	Price per share	Number of shares
APA Corporation	$13,298,477	$34.3021	387,687
Apache Midstream	$13,298,477	$34.3021	387,687

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On November 9, 2023, the warrants to acquire 318,214 shares of Class A Common Stock held by Apache Midstream expired by their terms. On December 14, 2023, pursuant to an underwritten public offering, Apache Midstream sold 7,475,000 shares of Class A Common Stock.

As a result of the foregoing, Apache Midstream directly owns 13,079,871 shares of Class A Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

Sections (a) and (b) of Item 5 are amended and restated as follows:

(a)

The Reporting Persons beneficially owned the following number of shares of Class A Common Stock, representing the following percentage ownership in the Issuer (see the footnotes to the cover pages hereto):

Name of Reporting Person	Number of Shares Beneficially Owned	Percentage Ownership in the Issuer
APA Corporation	13,079,871	22.9%
Apache Midstream	13,079,871	22.9%

(b)	As of the close of business on December 14, 2023, the number of shares of Class A Common Stock as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote;

(ii)	Shared power to vote or to direct the vote;

(iii)	Sole power to dispose or to direct the disposition; or

CUSIP No. 02215L209

(iv)	Shared power to dispose or to direct the disposition.

Name of Reporting Person	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
APA Corporation	13,079,871	0	13,079,871	0
Apache Midstream	13,079,871	0	13,079,871	0

CUSIP No. 02215L209

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: December 18, 2023

APA CORPORATION

By:	/s/ Ben C. Rodgers
Name:	Ben C. Rodgers
Title:	Senior Vice President, Treasurer and Midstream and Marketing

APACHE MIDSTREAM LLC

By:	/s/ Ben C. Rodgers
Name:	Ben C. Rodgers
Title:	Senior Vice President and Treasurer